SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 13, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
Corporate Taxpayer’s ID (CNPJ) 01.832.635/0001-18
Corporate Registry ID (NIRE) 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON AUGUST 9, 2007

Date, time and place: August 9 2007, at 5:00 pm, at the Company’s headquarters, at Av. Jurandir, 856, Lote 04, 1º andar, Jardim Ceci, City of São Paulo, State of São Paulo. Quorum: Attendance of all members of the Board of Directors. Presiding Board: Maria Cláudia Oliveira Amaro Demenato - Chairman and Flávia Turci - Secretary. Agenda and resolutions: With the abstention of the Board Members Noemy Almeida Oliveira Amaro, Maria Cláudia Oliveira Amaro Demenato and Maurício Rolim Amaro, the re-ratification of the resolution taken on October 27, 2006, concerning the rights related to Hangar III, was approved, and the Company is authorized to manifest a favorable vote, at the extraordinary general meeting of TAM Linhas Aéreas S.A., to the contracting, by the latter, of shared use of the referred hangar, in view of the current concessionary of the asset and of INFRAERO (Brazilian Company of Airport Infrastructure), pursuant to the terms proposed by the Board of Executive Officers. Closure: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up in summary format, which, after being read and approved, were signed by all attending members. São Paulo, August 9, 2007. Chairman - Maria Cláudia Oliveira Amaro Demenato; Secretary - Flávia Turci. Board Members: Maria Cláudia Oliveira Amaro Demenato, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Adalberto de Moraes Shettert, Waldemar Verdi Jr., Luiz Antonio Côrrea Nunes Viana Oliveira, Pedro Pullen Parente and Roger Ian Wright. This is a free translation of the original instrument drawn up in the Company's records.

(signed)
Flávia Turci
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.